EXHIBIT 99.1

Hydro Secures Power for Neuss Aluminium Plant for 2007 and 2008

OSLO, Norway, Feb. 23, 2006 (PRIMEZONE) -- Norwegian energy and aluminium group Norsk Hydro ASA has secured all of the power needed for production at its German primary aluminium plant in Neuss for the years 2007 and 2008.

"This is an important move in Hydro's efforts to continue viable operations at Neuss," said Peik Norenberg, Chief Financial Officer for Hydro's Aluminium Metal business area. "We still see a need for a more predictable power price regime in Germany," he added.

Hydro, the world's third largest integrated aluminium supplier, has already secured all power volumes needed at the Neuss plant for 2006. The plant produces 223,000 tonnes of liquid primary aluminium per year, making it Germany's largest aluminium production facility.

Hydro has also sold 330,000 tonnes of primary aluminium forward on the London Metal Exchange at an average price of USD 2,250 per tonne, in total for 2007 and 2008. This represents about 10 percent of Hydro's total expected primary aluminium production during this period.

Certain statements in this press release are or may constitute "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995. Statements that are not in the nature of historical facts may be deemed to be forward-looking statements and may contain identifying words such as "believes", "anticipates", "plans", "expects" and similar expressions. These forward looking statements are based on Hydro's current expectations, assumptions, estimates and projections about the company and the industries in which it engages in business. All forward-looking statements involve risks and uncertainties. For a detailed description of factors that could cause Hydro's actual results to differ materially from those expressed in or implied by such statements, please refer to its annual report on Form 20-F for the year-ended December 31, 2004 and subsequent filings on Form 6-K with the U.S. Securities and Exchange Commission. With respect to each non-GAAP financial measure Hydro uses in connection with its financial reporting and other public communications, Hydro provides a presentation of what Hydro believes to be the most directly comparable GAAP financial measure and a reconciliation between the non-GAAP and GAAP measures. This information can be found in Hydro's earnings press releases, quarterly reports and other written communications, all of which have been posted to Hydro's website (www.hydro.com).

CONTACT:  Norsk Hydro ASA
          Press contact
          Thomas Knutzen
          Telephone +47 22539115
          Cellular +47 90612359
          E-mail Thomas.Knutzen@hydro.com

          Investor contact
          Idar Eikrem
          Telephone +47 22533273
          Cellular +47 95028363
          E-mail Idar.Eikrem@hydro.com

          Stefan Solberg
          Telephone +47 22533539
          Cellular +47 91727528
          E-mail Stefan.Solberg@hydro.com

          www.hydro.com